SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ExactTarget, Inc.

(Name of Subject Company)

ExactTarget, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

30064K105

(CUSIP Number of Class of Securities)

Scott D. Dorsey

Chief Executive Officer

ExactTarget, Inc.

20 North Meridian Street, Suite 200

Indianapolis, Indiana 46204

(317) 423-3928

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Howard B. Adler

Christopher D. Dillon

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, DC 20036

(202) 955-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ExactTarget, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2013 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Excalibur Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of salesforce.com, inc. (“salesforce.com”), a Delaware corporation, as disclosed in the Tender Offer Statement on Schedule TO filed by salesforce.com and Purchaser with the SEC on June 12, 2013, and pursuant to which Purchaser is offering to purchase all outstanding shares of common stock, par value $0.0005 per share, of the Company (“Shares”), at a price of $33.75 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 12, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The subheadings entitled “Individual Employment Arrangements” and “Golden Parachute Compensation” in Item 3 of the Schedule 14D-9, and all of the disclosure thereunder up to the subheading entitled “Director Compensation”, are hereby amended and restated in their entirety as follows:

“Individual Employment Arrangements

ExactTarget has entered into its standard form of executive employment agreement with each of its executive officers (each, an “Employment Agreement”).

Each Employment Agreement provides for severance benefits in the event the executive officer is terminated other than due to death, Disability or termination for “Unacceptable Performance” or if he or she resigns for “Adequate Reason,” in each case that occurs before a Change in Control of the Company. These benefits consist of a lump sum severance payment equal to 50% (100% for Mr. Dorsey) of annual base salary, as well as company-paid COBRA benefits for the executive officer and his or her eligible dependents for six months (12 months for Mr. Dorsey).

In addition, each Employment Agreement provides for “double-trigger” severance benefits in the event the executive officer is terminated without Cause (and not due to death or Disability) or resigns for Good Reason, in each case, upon or within 12 months following the Change in Control of the Company (which will occur upon the Effective Time). These benefits consist of a lump sum severance payment equal to the sum of 100% (150% for Mr. Dorsey) of annual base salary plus 50% of the executive officer’s bonus for the calendar year immediately preceding the year in which the termination date occurs, as well as company-paid COBRA benefits for the executive officer and his or her eligible dependents for 12 months (18 months for Mr. Dorsey).

In order to resign for Adequate Reason or Good Reason, the executive officer must provide the Company at least 30 days’ prior written notice identifying the acts or omissions constituting Adequate Reason or Good Reason, as applicable, that notice must be given within 90 days after the first occurrence of such act or omission, and the Company must be given the opportunity to cure such Adequate Reason or Good Reason and fail to do so within a 30-day cure period.

Pursuant to his or her Employment Agreement, if the severance payments and benefits or any other payments or benefits provided to the executive officer constitute “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, then those payments and benefits will either be (x) delivered in full (to the extent due) to the executive officer or (y) reduced to the minimum extent necessary so that no portion of the payments and benefits will fail to be tax-deductible to the Company by reason of Section 280G of the Internal Revenue Code of 1986, as amended, whichever results in the greater amount of payments and benefits to the executive officer on an after-tax basis.

Each Employment Agreement also includes confidentiality and assignment of inventions obligations provisions, customary non-competition and non-solicitation restrictive covenants which last for 12 months following the executive officer’s termination, and other customary terms and provisions.

For purposes of the employment agreements, the terms are generally defined as follows; however, under the proposed welcome letters to Messrs. Dorsey, McCorkle, Kofoid and Kopp (described below under “Employment Arrangements between salesforce.com and ExactTarget Executive Officers”), these definitions would be changed for these executives specifically as described below, if such welcome letters are agreed to by the relevant executive officers:

Current definition: “Adequate Reason” means, without the executive officer’s written consent, the Company’s (i) material breach of the employment agreement, (ii) material reduction of the executive officer’s base compensation, or (iii) requirement that the executive officer perform the principal duties of employment at a location more than 40 miles from our headquarters (or other location previously agreed to by the executive officer).

Changes under proposed welcome letters: None.

Current definition: “Cause” means the executive officer’s (i) act or omission constituting fraud, (ii) commission of a felony, (iii) intentional disclosure of confidential information or (iv) material neglect of duty or serious misconduct that the executive officer failed to correct within 30 days after written notice, in each case that is materially injurious to the Company.

Changes under proposed welcome letters: Following the Effective Time, the definition of “Cause” for the applicable executive officers shall be revised so that references to the Company shall mean salesforce.com, inc. and/or the Company.

Current definition: “Change in Control” means (i) our consummation of a merger, consolidation, reorganization or similar business transaction, unless immediately after such transaction, more than 50% of the outstanding voting power of the surviving or resulting entity is held by persons who were stockholders of the company immediately before the transaction or (ii) our consummation of a sale of all or substantially all of our assets.

Changes under proposed welcome letters: The applicable executive officers would acknowledge that this definition shall refer solely to the change in control of the Company as a result of the Offer and the Merger.

Current definition: “Disability” means the executive officer is eligible for benefits under the Company’s long-term disability program.

Changes under proposed welcome letters: None.

Current definition: “Good Reason” means, without the executive officer’s prior written consent, the Company’s (i) material breach of the employment agreement, (ii) material reduction of the executive’s base compensation, (iii) requirement that the executive officer perform the principal duties of employment at a location that is more than 40 miles from the location at which the executive officer was required to perform such duties immediately before the Change in Control, (iv) material diminution of the executive officer’s authority, duties or responsibilities, (v) material diminution in the budget over which the executive officer retains authority or (vi) material diminution in the authority, duties or responsibilities of the supervisor to whom the executive officer is required to report.

Changes under proposed welcome letters: Following the Effective Time, the definition of “Good Reason” for each applicable executive officer shall be revised so that references to the Company shall mean salesforce.com, inc. and/or the Company and so that clauses (iv) through (vi) will relate only to such diminutions that occur after the effective date of the welcome letter and giving effect to the terms of the welcome letter. In addition, each such executive officer would acknowledge that no “Good Reason” under his employment agreement has or will be triggered as a result of the Offer and the Merger (or of any events that are part of such transactions), or any changes to such executive officer’s employment terms provided under, or as a result of, his welcome letter.

Current definition: “Unacceptable Performance” means the executive officer’s (i) act or omission constituting Cause, (ii) willful and material failure to perform the duties of the executive officer’s employment that the executive officer failed to correct after written notice, (iii) willful and material violation of our code of ethics or written harassment policies or (iv) intentional breach of a material term or condition of the executive officer’s employment agreement that the executive officer failed to correct within five (5) days after written notice.

Changes under proposed welcome letters: None.

Until such time as any welcome letter or other employment arrangement between salesforce.com and a Company executive officer (if any) is effective, each officer’s existing employment agreement with the Company will continue to remain in effect.

Employment Arrangements between salesforce.com and ExactTarget Executive Officers

On June 30, 2013, salesforce.com delivered a proposed welcome letter to each of Messrs. Dorsey, McCorkle, Kofoid and Kopp. These welcome letters, which, if agreed to by the relevant executive officers, will become effective upon the initial acceptance for payment of all Shares that are validly tendered pursuant to the Offer (the “Acceptance Time”) and specify each executive officer’s new title and reporting structure that will be in effect beginning with the first business day after the Effective Time. The welcome letters also commit to recommending to the compensation committee of the salesforce.com Board of Directors that the applicable executive officer receive two new restricted stock unit grants from salesforce.com following the Effective Time. Each such executive officer’s existing employment agreement with ExactTarget will continue to remain in effect, except as modified by his welcome letter, if such welcome letter is entered into by the executive. Under each welcome letter as proposed, the executive officer will agree that he has not had and will not have grounds to resign for good reason under his ExactTarget employment agreement as a result of any portion of the transactions contemplated by the Acquisition Agreement or the welcome letter (including the employment term changes described above). The welcome letters also provide certain specific changes to the definition of good reason under the executive officer’s ExactTarget employment agreement to further clarify that triggers for a good reason resignation relating to certain material changes to the employment relationship must relate to changes that occur after the letter and its terms become effective, as well as to make some additional clarifications.

In particular, the welcome letters, as proposed, specify the following changes to each of these executive officer’s employment beginning with the first business day after the Effective Time: Mr. Dorsey would have the title of CEO, ExactTarget, a salesforce.com company, and report to Marc Benioff, Mr. McCorkle would have the title of President, Technology and Strategy, ExactTarget, a salesforce.com company, and report to Scott Dorsey, Mr. Kofoid would have the title of Chief Operating Officer, ExactTarget, a salesforce.com company, and report to Scott Dorsey, and Mr. Kopp would have the title of Chief Marketing Officer, ExactTarget, a salesforce.com company, and report to Scott Dorsey.

Each of these proposed letters also commits to recommending to the compensation committee of the salesforce.com Board of Directors that the applicable executive officer receive two new restricted stock unit grants following the Effective Time from salesforce.com having an aggregate value as follows: for Mr. Dorsey: $7,500,000, for Mr. McCorkle: $5,500,000, for Mr. Kofoid: $5,500,000, and for Mr. Kopp: $1,750,000.

Under the proposed welcome letters, the aggregate number of salesforce.com restricted stock units granted to the executive officer pursuant to the welcome letter will equal the dollar value provided above divided by the average closing sale price of one share of salesforce.com common stock as reported on the NYSE during the two calendar months preceding the month in which the restricted stock units will be granted. Each grant shall be for

50% of the total number of restricted stock units recommended for the executive officer as calculated in the prior sentence. The first grant of restricted stock units to each executive officer indicated above will be scheduled to vest over a four-year period with 25% of the restricted stock units vesting on the first anniversary of the grant date and 1/16th of the restricted stock units vesting on each quarterly anniversary of the grant date thereafter, subject to the executive’s continued employment through each vesting date. The second grant of restricted stock units to each executive officer indicated above will be scheduled to vest over a three-year period with 1/3rd of the restricted stock units vesting on each of the first three anniversaries of the grant date, subject to the executive’s continued employment through each vesting date.

Salesforce.com has not delivered a proposed welcome letter or other compensation arrangement to any of ExactTarget’s non-employee directors or executive officers other than those discussed above. Furthermore, until such time as any welcome letter or other employment arrangement between salesforce.com and an ExactTarget executive officer (if any) is effective, each officer’s existing employment agreement with ExactTarget will continue to remain in effect.

The above arrangements are being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from being performed and were not calculated based on the number of securities tendered or to be tendered in the Offer by any person. The above arrangements were approved as employment compensation, severance or other benefit arrangements solely by independent directors of the compensation committee of the Board of Directors of salesforce.com for purposes of the non-exclusive safe harbor available under Rule 14d-10.

This summary is qualified in its entirety by reference to the Form of Executive Welcome Letter, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(6) to the Schedule TO filed by salesforce.com and Purchaser, and to the Form of Employment Agreement between the Company and each executive officer, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 23, 2012.

Golden Parachute Compensation

The tables set forth below contain estimates of the payments and benefits that each of ExactTarget’s named executive officers (each, a “Named Executive Officer”) would receive in connection with or otherwise related to the transaction, assuming the completion of the transaction occurred on June 6, 2013 and assuming that each such officer’s employment with ExactTarget is terminated on such date, under circumstances that would entitle the Named Executive Officer to severance payments and other benefits under his Employment Agreement described above, as a “double-trigger” benefit. The payments set forth under the columns entitled “Equity” in both tables set forth below will not require a termination of employment in order to be payable; such amounts represent the “single-trigger” accelerated vesting for stock options and RSUs that would occur as of such date. Each table set forth below includes the information required by Item 402(t) of Regulation S-K under the Exchange Act.

The following table does not take into account the terms of the proposed welcome letters provided by salesforce.com to Messrs. Dorsey and McCorkle. If the welcome letters are agreed to by Messrs. Dorsey and McCorkle, the following table (and the accompanying footnotes) will not be applicable.

Golden Parachute Compensation

Named Executive Officer	Cash(1)	Equity(2)	Pension/ NQDC	Perquisites/ Benefits(3)	Tax Reimbursement	Other	Total
Scott D. Dorsey	$838,500	$8,504,457	—	$24,846	—	—	$9,367,803
Steven A. Collins	424,000	3,232,344	—	16,564	—	—	3,672,908
Scott S. McCorkle	503,600	3,484,873	—	9,960	—	—	3,998,433

(1)	As described above under “Individual Employment Agreements,” this amount represents the “double-trigger” cash severance payment to which each Named Executive Officer would be entitled under his

Employment Agreement in the event he is terminated without Cause (and not due to death or Disability) or resigns for Good Reason, in each case, upon or within 12 months following the Effective Time.
(2)	As described above under “Treatment of Equity-Based Awards under the Acquisition Agreement,” this amount equals the value of all unvested stock options to purchase ExactTarget common stock and unvested RSUs held by the Named Executive Officer as of June 6, 2013 that will automatically vest upon completion of the transaction, based on the difference between the $33.75 Offer Price and the exercise price of such options.
(3)	As described above, this amount equals the value of the “double-trigger” COBRA benefits provided to each Named Executive Officer under the terms of his Employment Agreement in the event he is terminated without Cause (and not due to death or Disability) or resigns for Good Reason, in each case, upon or within 12 months following the Effective Time.

The following table assumes that the proposed salesforce.com welcome letters will be agreed to by Messrs. Dorsey and McCorkle, and were in effect as of June 6, 2013.

Golden Parachute Compensation

Named Executive Officer	Cash(1)	Equity(2)	Pension/ NQDC	Perquisites/ Benefits(3)	Tax Reimbursement	Other(4)	Total
Scott D. Dorsey	$838,500	$8,504,457	—	$24,846	—	7,500,000	$16,867,803
Steven A. Collins	424,000	3,232,344	—	16,564	—	—	3,672,908
Scott S. McCorkle	503,600	3,484,873	—	9,960	—	5,500,000	9,498,433

(1)	As described above under “Individual Employment Agreements,” this amount represents the “double-trigger” cash severance payment to which each Named Executive Officer would be entitled under his Employment Agreement in the event he is terminated without Cause (and not due to death or Disability) or resigns for Good Reason, in each case, upon or within 12 months following the Effective Time.
(2)	As described above under “Treatment of Equity-Based Awards under the Acquisition Agreement,” this amount equals the value of all unvested stock options to purchase ExactTarget common stock and unvested RSUs held by the Named Executive Officer as of June 6, 2013 that will automatically vest upon completion of the transaction, based on the difference between the $33.75 Offer Price and the exercise price of such options.
(3)	As described above, this amount equals the value of the “double-trigger” COBRA benefits provided to each Named Executive Officer under the terms of his Employment Agreement in the event he is terminated without Cause (and not due to death or Disability) or resigns for Good Reason, in each case, upon or within 12 months following the Effective Time.
(4)	This amount equals the aggregate grant date value of awards of salesforce.com restricted stock units that may be provided to the Named Executive Officers pursuant to the terms of the proposed salesforce.com welcome letters described above. If these welcome letter are accepted and these restricted stock unit grants are approved, the aggregate number of salesforce.com restricted stock units granted to the executive officer pursuant to the welcome letter will equal the dollar value in the chart above divided by the average closing sale price of one share of salesforce.com common stock as reported on the NYSE during the two calendar months preceding the month in which the restricted stock units will be granted. Each grant shall be for 50% of the total number of restricted stock units recommended for the executive officer as calculated in the prior sentence. The first grant of restricted stock units to each Named Executive Officer indicated above will be scheduled to vest over a four-year period with 25% of the restricted stock units vesting on the first anniversary of the grant date and 1/16th of the restricted stock units vesting on each quarterly anniversary of the grant date thereafter, subject to the executive’s continued employment through each vesting date. The second grant of restricted stock units to each Named Executive Officer indicated above will be scheduled to vest over a three-year period with 1/3rd of the restricted stock units vesting on each of the first three anniversaries of the grant date, subject to the executive’s continued employment through each vesting date.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding Exhibit (a)(5)(M) as described below.

Exhibit Number	Description

(a)(5)(M)	Form of Executive Welcome Letter (incorporated by reference to Exhibit (d)(6) to Amendment No. 2 to the Schedule TO, filed by salesforce.com, inc. and Excalibur Acquisition Corp. with the SEC on July 3, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXACTTARGET, INC.

By:	/s/ Traci M. Dolan
Name:	Traci M. Dolan
Title:	Chief Administrative Officer

Dated: July 3, 2013